UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 4 to

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the
Securities Exchange Act of 1934

etrials Worldwide, Inc.
(Name of Subject Company (Issuer))

Merge Acquisition Corp.
a wholly owned subsidiary of

Merge Healthcare Incorporated
(Names of Filing Persons (Offerors))

Common Stock, Par Value $0.0001 Per Share
(Title of Class of Securities)

29786P103
(CUSIP Number of Class of Securities)
Ann Mayberry-French
Vice President, General Counsel & Secretary
Merge Healthcare Incorporation
6737 West Washington Street, Suite 2250
Milwaukee, Wisconsin  53214
(414) 977-4000
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Mark Harris
McDermott Will & Emery LLP
227 West Monroe Street
Chicago, Illinois  60606-5596
(312) 984-7700

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$ 23,537,064	$1,314

*
Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rule 0-11(a)(4) and 0-11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  The market value of the securities to be received was calculated as the sum of (i) the product of (a) 11,064,142 shares of ETWC common stock (as set forth by ETWC in its Solicitation/Recommendation on Schedule 14D-9, filed June 16, 2009) and (b) $1.815, the average of the high and low sales prices of ETWC common stock as reported on The NASDAQ Stock Market on June 10, 2009 and (ii) the product of (a) 1,637,747 shares of ETWC common stock issuable upon exercise of outstanding stock options and (b) $2.110, the average of the high and low sales prices of ETWC common stock as reported on The NASDAQ Stock Market on June 19, 2009.

**	The amount of the filing fee equals $55.80 per $1,000,000 of the transaction valuation.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,314	Filing Party: Merge Healthcare Incorporated

Form or Registration No.: Schedule TO/A	Date Filed: June 23, 2009.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e–4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d–1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 4 amends and/or supplements the Tender Offer Statement on Schedule TO initially filed by Merge Acquisition Corp., a Delaware corporation (“Offeror”), a wholly-owned subsidiary of Merge Healthcare, on June 16, 2009 and amended on June 23, 2009, July 6, 2009 and July 13, 2009.  The Schedule TO relates to the offer (the "Offer") of all of the outstanding shares of common stock of etrials Worldwide, Inc.  (“etrials”), par value $0.0001 per share (the “Shares”), validly tendered in the Offer and not withdrawn, for a purchase price of $0.80 in cash, without interest, and 0.3448 shares of Merge Healthcare Incorporated ("Merge Healthcare") common stock, par value $0.01 per share (“Merge Healthcare Common Stock”) (collectively, the “Consideration”), subject to the procedures described in the Prospectus/Offer to Exchange (as defined below) and the related Letter of Transmittal (as defined below).

Merge Healthcare has filed with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 dated June 16, 2009, relating to the offer and sale of Merge Healthcare Common Stock to be issued to holders of Shares in the Offer (the “Registration Statement”). The terms and conditions of the Offer are set forth in the Prospectus/Offer to Exchange, which is a part of the Registration Statement (the “Prospectus” or “Prospectus/Offer to Exchange”), and the related letter of transmittal (the “Letter of Transmittal”), which are filed as Exhibits (a)(4) and (a)(1)(A), respectively, hereto. Pursuant to General Instruction F to Schedule TO, the information contained in the Prospectus and the Letter of Transmittal, including any prospectus supplement or other supplement thereto related to the Offer hereafter filed with the SEC by Merge Healthcare or Offeror, is hereby expressly incorporated in the Schedule TO by reference in response to items 1 through 11 of the Schedule TO and is supplemented by the information specifically provided for in the Schedule TO. The Agreement and Plan of Merger, dated as of May 30, 2009, among Merge Healthcare, etrials and Offeror (the “Merger Agreement”), a copy of which is attached as Exhibit (d)(1) to the Schedule TO, is incorporated in the Schedule TO by reference.

ITEM 1.	SUMMARY TERM SHEET.

Item 1 of the Schedule TO is hereby amended and supplemented by adding the text set forth in Item 4 below in the appropriate place.

ITEM 4.	TERMS OF THE TRANSACTION.

Item 4 of the Schedule TO is hereby amended and supplemented by adding the following text in the appropriate place:

“On July 15, 2009, Merge Healthcare reported the results of the Offer.  The exchange agent reported 9,606,846 Shares tendered reflecting approximately 86.8% of the approximately 11,065,239 Shares outstanding as of the expiration time.  Offeror intends to exercise its “top up” option to increase its ownership to over 90% of the outstanding Shares. Following the exercise of its option, Offeror intends to acquire all of the remaining outstanding Shares as soon as practicable by means of a short-form merger and without the need for an etrials shareholder meeting.

As a result of the transaction, Merge Healthcare is expected to issue approximately 3,815,294 shares of Merge Healthcare Common Stock and is expected to pay approximately $8,852,191.  Such amounts do not take into account payments to be made or shares to be issued with respect to etrials’ options.

Under the terms of the transaction, cash was paid in lieu of fractional shares of Merge Healthcare Common Stock.

A copy of the news release issued by Merge Healthcare and etrials announcing the results of the Offer is attached hereto as Exhibit (a)(5)(L) and the information in the news release is incorporated herein by reference.”

ITEM 11.	ADDITIONAL INFORMATION.

Item 11 of the Schedule TO is hereby amended and supplemented by adding the text set forth in Item 4 below in the appropriate place.

ITEM 12.	EXHIBITS.

Item 12 of the Schedule TO is hereby amended and supplemented as follows:

A new Exhibit (a)(5)(L) is added to Item 12 by adding the following text in the appropriate place:

“(a)(5)(L)
Joint News Release issued by Merge Healthcare and etrials, dated July 15, 2009, announcing the results of the exchange offer (incorporated by reference to Exhibit 99.1 to Merge Healthcare’s Current Report on Form 8-K filed on July 15, 2009).”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 15, 2009

MERGE HEALTHCARE INCORPORATED

By:	/s/ Justin C. Dearborn
Name:	Justin C. Dearborn
Title:	Chief Executive Officer

MERGE ACQUISITION CORP.

By:	/s/ Justin C. Dearborn
Name:	Justin C. Dearborn
Title:	Chief Executive Officer